Exhibit 99.2

PRESS RELEASE | NASDAQ: IPX | ASX: IPX November 1, 2023

Not for release to US wire services or distribution in the United States

IPERIONX COMPLETES US$16.7M PLACEMENT TO RE-SHORE U.S. TITANIUM PRODUCTION

IperionX Limited (IperionX) (NASDAQ: IPX, ASX: IPX) is pleased to announce that it has received firm commitments for a placement of 21 million new fully paid ordinary shares at an issue price of A$1.25 per share (“New Shares”) to existing institutional investors to raise gross proceeds of A$26.3 million (approximately US$16.7 million) before costs (“Placement”).

The Placement was led by existing shareholders, B Riley Principal Investments, Fidelity International, Inherent Group, and one of the world’s largest asset managers, confirming their support for IperionX’s plans to re-shore U.S. titanium production, scale IperionX’s patented titanium technologies, advance the Titan Critical Mineral Project and for general corporate purposes.

IperionX’s technology and patent portfolio advisor, Mr. Ray Nimrod, participated in the placement, and is a significant long-term shareholder and advisor to the Company. Ray is a renowned expert in technology patent law, representing a range of leading technology clients, including multiple Fortune 100 companies.

The issue price of A$1.25 per New Share represents a 14.5% premium to the 5-day VWAP and a 3.2% discount to the 30-day VWAP. The Company expects to issue the Placement shares on or about November 3, 2023, and will issue the shares under ASX Listing Rule 7.1.

IperionX has significantly bolstered its capital position with up to US$40.9 million in new funding, made up of:

•	US$12.7 million grant from U.S. Department of Defense;

•	US$16.7 million from the equity Placement; and

•	Potential for US$11.5 million in equipment financing from the Export-Import Bank of the United States ("EXIM Bank") ‘China and Transformational Exports Program’ and ‘Make More in America Initiative’.

This robust financial position provides a strong platform for IperionX to accelerate plans to re-shore U.S. titanium production with the development of the advanced Titanium Production Facility in Halifax County, Virginia.

Bell Potter Securities Limited acted as Lead Manager to the Placement.

This announcement has been authorized for release by the Board of Directors.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

Not an offer in the United States

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.